

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 10, 2012

Via E-mail
Antonio Conte
Chief Executive Officer
Southern States Sign Company
Viale Bruno Buozzi 83
Rome, Italy

> **Re: Southern States Sign Company**
> **Form 8-K**
> **Filed November 7, 2012**
> **File No. 333-171842**

Dear Mr. Conte:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please update your company contact information in EDGAR to provide your current contact information.

2.   We note that the accounting firm that audited the most recent Form 10-K filed by Southern States Sign Company are not the same as the independent auditors of Conte Rosso & Partners S.R.L Group. Please tell us whether you plan to change auditors as a result of the reverse merger transaction. If so, please revise your filing to include the information required by Item 304 of Regulation S-K.

3.   We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements, we ask that you provide us with information that will help us answer the following questions and include Risk Factor disclosures to highlight such issues.

   a. How do you maintain your books and records and prepare your financial statements?

       If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

       If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

   b. What is the background of the people involved in your financial reporting?

       We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

- what role he or she takes in preparing your financial statements;

- what relevant education and ongoing training he or she has had relating to U.S. GAAP;

- the nature of his or her contractual or other relationship to you;

- whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

- about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP.

       If you retain an accounting firm or other similar organization to prepare your financial statements, please tell us:

- the name and address of the accounting firm or organization;

- the qualifications of their employees who perform the services for your company;

- how and why they are qualified to prepare your financial statements;

- how many hours they spent last year performing these services for you; and

> • the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

> If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements, do not provide us with their names, but please tell us:

>> • why you believe they are qualified to prepare your financial statements;

>> • how many hours they spent last year performing these services for you; and

>> • the total amount of fees you paid to each individual in connection with the preparation of your financial statements for the most recent fiscal year end.

    c. Considering that you currently do not have a separately created audit committee, please describe the extent of the Board of Directors' knowledge of U.S. GAAP.

Item 1.01 Entry into a Material Definitive Agreement

The Acquisition, page 1

4. Please revise your disclosure in this section to more specifically describe the share exchange and reverse merger, including a discussion of the consideration received by the SOST shareholders in connection with the transaction, how the consideration was determined and when negotiations began between SOST and CR&P. Refer to 1.01(a)(2) of Form 8-K.

5. Please revise to clarify whether shareholder approval was required for this business combination and, if so, how you obtained such approval. If you determined that shareholder approval was not required, please tell us your basis for such determination.

Item 2.01 Completion of Acquisition or Disposition of Assets

Acquisition, page 1

6. Please revise in this section to provide the identity of the persons holding interest in CR&P and the "other existing shareholders" or advise. Please refer to Item 2.01(c) of Form 8-K.

Form 10 Disclosure

Business

Overview, page 3

7.   Please provide the material terms of your management agreements, including a more detailed description of the fee structure for such arrangements, any termination rights or fees and any capital or fixed asset requirements. Revise to discuss how you calculate the guaranteed minimum rent and the variable amount linked to the gross operating profit. Please also attach the management agreements as exhibits or tell us why you do not consider the agreements to be material to your operations.

Our Mission, page 4

8.   Please revise to briefly describe how you define properties within the "upscale and luxury hotel" segment. In addition, please revise your disclosure on page 6 to provide detail on each hotel property type in your portfolio (i.e. full service, limited service, extended stay).

Our Business Strategy, page 5

9.   Please supplement your disclosure in this section to discuss your agreed-upon profitability targets with greater specificity.

10.   Please revise to clarify if all of your properties have restaurants on site. As applicable, please revise to explain whether you own the restaurants or revise to describe your third party service providers, such as restaurant operators.

Properties, page 6

11.   Please supplement your disclosure in this section to provide your historical hotel occupancy, including disclosure of the occupancy rate, average daily room rate and revenues per available room for each hotel.

Government Regulations, page 8

12.   Please revise your disclosure in this section to describe in greater detail the specific existing laws and regulations that may have a significant impact on your business.
.
Risk Factors, page 9

13.   Please revise your disclosure to include a risk factor stating that the PCAOB is not able to inspect the audit reports of your independent auditor, Bompani Audit.

14.   Please add a risk factor discussing management's inexperience in running a public company.

Financial Information

Management's Discussion and Analysis or Plan of Operation, page 21

15.   Please revise your filing to include all of the disclosures required by Item 10(e) of Regulation S-K as it relates to EBITDA.

Recent Developments, page 22

16.   You state on page 22 that, in October 2012, CR&P entered into a preliminary agreement with JSH S.r.l. and its shareholders by which CR&P will acquire not less than a 15% stake in JSH or an equivalent sub-holding company. Please revise to provide the material terms of this transaction, including the consideration provided and quantifying your current stake in JSH.

Results of Operations

Administrative and Other Costs, page 26

17.   Please revise to more specifically describe your "other expenses" and clarify if such amount includes promotional allowances. As applicable, please separately quantify and discuss such allowances or concessions.

Liquidity and Capital Resources

Future Liquidity Needs, page 34

18.   Please revise to discuss whether you believe your resources will be sufficient to meet your operating requirements for at least the next twelve months.

19.   Please revise to quantify your anticipated cash uses for the next fiscal year, including estimated development and re-development costs. For example, please discuss in greater detail your plans with respect to the refurbishment of Masseria Santo Scalone and the transition of the Hotel Green Park property to private apartments. For each development or refurbishment project, please disclose the anticipated completion date, costs incurred to date and budgeted costs.

20.   We note your plans to "refresh [y]our hotel product." Please also update your disclosure in this section to clarify how your business development efforts will be impacted if you do not secure additional debt or equity financing.

Directors and Executive Officers, page 35

21.   For each director, revise to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director.

22.   Please revise to provide disclosure required by Items 404 and 407(a) of regulation S-K or advise. In this regard, we note the reference to the Masoledo receivable on page 22 and the reference to a decrease in related party receivables on page 31.

Exhibit 99-1

Financial Statements

General

23.   We note your disclosure that your pro forma financial statements are prepared in a different currency from your audited year end and unaudited interim financial statements. Please explain to us how you determined it would be appropriate to prepare pro forma financial statements using a different reporting currency.

24.   Please revise your financial statements to remove all reference to EBITDA. Reference is made to Items 10(e)(1)(ii)(C) and 10(e)(1)(ii)(D) of Regulation S-K.

25.   Please revise your presentation to provide a separate set of pro forma financial statements with note describing the transactions and underlying accounting treatment of any transactions to which the company is giving pro forma effect and footnotes describing each pro forma adjustment. Reference is made to Article 11 of Regulation S-X.

Consolidated Cash Flows

26.   Please explain to us how you determined that the change in real estate held for resale should be classified as an operating activity. Given that the change appears to be the result of the sale of operating properties, it appears that any proceeds from the sale would be more appropriately classified as an investing activity.

Unaudited Pro Forma Condensed Combined Balance Sheet of Conte Rosso & Partners S.R.L and Southern State Sign Company

27.   Please explain to us why there are no required adjustments to equity as a result of the reverse merger transaction between Conte Rosso & Partners S.R.L and Southern State Sign Company.

Notes to Unaudited Consolidated Financial Statements

28.   It appears that you have included only notes your unaudited consolidated financial

statements for the interim six month periods ended June 30, 2012 and 2011. Please provide a full set of footnotes for the audited financial statements.

Summary of Significant Accounting Policies

Basis of Presentation

29.   We note your disclosure that certain property valuations conducted by independent experts indicate that there is a potential significant difference between the fair value of your operating properties and the current book value. Please explain to us how you determined this disclosure is appropriate in your audited financial statements. Further, tell us whether the property valuations indicate that the fair value of the properties is higher or lower than the book value. To the extent the fair value is lower than the book value, tell us how you determined the properties were not impaired.

Major acquisitions and divestments

30.   We note that the company has divested of several properties during the periods presented. Please tell us how you have accounted for the properties sold or held for sale. In your response, clarify for us whether you have presented the operations of these properties as discontinued operations in accordance with ASC Topic 205-20-45.

31.   Please explain your basis in U.S. GAAP for allocating a portion of the purchase price of Terme di Galzignano S.p.A. to "badwill". To the extent the amount represents a bargain purchase gain, tell us how you have applied the guidance in ASC Topic 805-30-25-2 through ASC Topic 805-30-25-4.

Property, plant and equipment

32.   Please expand your disclosure to more fully discuss your impairment policy. In your revised disclosure describe when the company tests a property for impairment, the methodology for determining an impairment has taken, and the methodology for calculating the impairment charge required. In your response explain to us in sufficient detail how you determined that you have not been required to test any properties for impairment to date.

Assets and liabilities held for resale

33.   Explain to us how your policy complies with the guidance set for in ASC Topic 205-20.

Goodwill and Other Intangible Assets

34.   We note your disclosure that "the Company doesn't have the technical and evaluation information to reassess the correct identification of the assets acquired and the liabilities assumed, based on fair value, in application of purchase accounting to our acquisitions,

tangible and identifiable intangible assets and liabilities of the acquired entity are recorded at the acquisition costs." We are unclear how this policy complies with the requirements of U.S. GAAP. Please revise your financial statements to properly account for all property acquisitions in accordance with U.S. GAAP or provide us with a detailed analysis demonstrating that the required adjustments are not material.

35.   Please explain your disclosure that "where the investment in subsidiary is greater than the net asset value the excess is treated as goodwill arising on consolidation in the balance sheet. Where the investment in subsidiary is smaller than the net asset value the difference is initially recognized as a gain in the first consolidated income statement, then accounted as accumulated earning within equity of the following years." In your response, explain to us how your policy complies with U.S. GAAP. Cite all relevant accounting literature in your response.

36.   We note your disclosure that goodwill is subject to at least annual impairment testing. We further note that no impairment tests have been performed on goodwill to date. Given that goodwill is required to be tested for impairment at lease annually, explain to us how you determined it would be appropriate to forego any testing. Cite the relevant accounting literature in your response.

Leasing

37.   We note your disclosure that all the leases of the company and its' subsidiaries are accounted for as financing leases. Please clarify for us whether you are referring to leases with the company as the lessor or as the lessee. Additionally, tell us where you have included all of the disclosures required by ASC topic 840-30-50.

Commitments and contingencies

38.   Please provide us with a more detailed description of the guarantees described in your footnote. In your response, tell us how you have applied the guidance in ASC Topic 460.

Revenue Recognition

39.   Please revise your revenue recognition policy note to more fully describe your accounting policies. In your revised disclosure, describe the sources of all the company's revenues, and the accounting policies specific to rental revenue. Your discussion should include, but not be limited to, the company's policies as it relates to periodic base rental increases prescribed in lease agreements and timing and recognition of contingent rents. Finally, clarify whether your leases with hotel managers are accounted for as operating or financing leases.

Taxes

40.   Please revise your disclosure to more fully discuss your accounting policies related to

taxes. In addition, explain to us how your policies comply with the requirements of ASC Topic 740. Finally, please revise your financial statements to include all of the disclosures required by ASC Topic 740-10-50.

1) Allowance for doubtful accounts

41.	Please explain to us in greater detail how a contract for the purchase of a real estate property resulted in the company recording an allowance on accounts receivable.

3) Advance payment on purchase and other current assets

42.	Please explain to us in greater detail what is meant by your disclosure that "the Company has also the right to an additional premium on the sale of the property to a third party;" In your response explain to us the nature of the contract and summarize the sections of the agreement that entitle the company to this premium. Finally, tell us how you intend to account for this premium and the sections of U.S. GAAP you have relied upon in arriving at your conclusions.

7) Investment in other companies

43.	We note your disclosure that the company accounts for investments in other companies at cost. Tell us how you determined that the cost method rather than the equity method of accounting was appropriate. Cite all relevant accounting literature in your response.

13) Bank overdrafts and Long term debt

44.	Please revise your disclosure to provide the outstanding balance of each individual debt instrument.

Form 8-K filed 11/15/12

Financial Statements

General

45.	Please update your pro forma financial statements through the most recently completed quarterly period.

10) Other non-current receivables

46.	Please explain to us in greater detail why the Aros S.r.l. subsidiary has been deconsolidated as of September 2012. Cite any relevant accounting literature in your response.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operation

47.   Please update your MD&A to describe all significant operational variances during the quarterly period.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Telewicz, Staff Accountant, at (202) 551-3438 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel